United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

38246G108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38246G108	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons The Bezdek Family Irrevocable Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,120,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,120,000
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,120,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.7%
12	Type of Reporting Person OO

CUSIP No. 38246G108	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

GoodRx Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2701 Olympic Boulevard, Santa Monica, CA 90404.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of The Bezdek Family Irrevocable Trust (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is 500 Stanton Christiana Road, Floor 2, Newark, DE 19713.

(c)	Citizenship:

The Reporting Person is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

38246G108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of shares of Class A Common Stock as of the date hereof, based upon 80,698,017 shares of Class A Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021. The ownership information assumes the conversion of the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

CUSIP No. 38246G108	Schedule 13G	Page 3 of 4

(a)	Amount beneficially owned:

The Reporting Person is the record holder of 3,120,000 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock.

(b)	Percent of class: 3.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,120,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,120,000

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 38246G108	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

The Bezdek Family Irrevocable Trust
By: The Bryn Mawr Trust Company of Delaware

By:	/s/ Robert Coppock
Name:	Robert Coppock
Title:	Trustee